BBV VIETNAM S.E.A. ACQUISITION CORP.
ANNOUNCES APPROVAL OF EXTENSION PROPOSAL

NEW YORK, February 12, 2010 — BBV Vietnam S.E.A. Acquisition Corp. (OTC Bulletin Board: BBVVF) today announced that at its Special Meeting of Stockholders held on February 12, 2010, a majority of stockholders approved BBV’s extension proposal which extends the time by which BBV must consummate its initial business combination from February 13, 2010 until February 13, 2011.  Additionally, stockholders representing less than 30% of the common stock issued in BBV’s initial public offering sought conversion of such common stock into their pro rata portion of the trust account established for the benefit of public stockholders.

About BBV Vietnam S.E.A. Acquisition Corp.

BBV Vietnam S.E.A. Acquisition Corp. (“BBV”) was organized under the laws of the Republic of the Marshall Islands on August 8, 2007 as a blank check company to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangement with an operating business.

Forward Looking Statements

Any statements contained in this press release that do not describe historical facts constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statement contained herein is based on current expectations, but is subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting BBV, the ability of BBV to complete a business combination, and those other risks and uncertainties detailed in BBV's filings with the SEC.

Additional Information

The proxy statement with respect to the Special Meeting of Stockholders was mailed on January 28, 2010 to stockholders of record as of January 21, 2010. Stockholders are also able to obtain a copy of the proxy statement, without charge, and BBV’s other filings with the SEC, at the SEC’s website www.sec.gov, by mailing a request to BBV Vietnam S.E.A. Acquisition Corporation, 61 Hue Lane, Hai Ba Trung District, Hanoi, Vietnam, Attention: Secretary, by contacting Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, toll free (877) 870-8565, or at BBV’s website www.bantrybay.net.

BBV and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the Special Meeting of Stockholders to be held to approve the extension proposal and any future special meetings held in connection with BBV’s potential business combination. Information regarding BBV's directors and executive officers is available in its Form 20-F for the year ended December 31, 2008 filed with the SEC. No person other than BBV has been authorized to give any information or to make any representations on behalf of BBV in connection with the extension, and if given or made, such other information or representations must not be relied upon as having been made or authorized by BBV.

Contact

BBV Vietnam S.E.A. Acquisition Corporation
61 Hue Lane, Hai Ba Trung District
Hanoi, Vietnam

Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
Toll free (877) 870-8565